UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Westwood Holdings Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

961765104

(CUSIP Number)

James C. Pappas

JCP Investment Management, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		342,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

342,064
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

342,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

JCP Asset Partnership VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		356,364
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

356,364
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		698,428
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

698,428
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

698,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		698,428
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

698,428
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

698,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		712,718
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

712,718
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

712,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 961765104

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		712,718
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

712,718
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

712,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 961765104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Westwood Holdings Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 200 Crescent Court, Suite 1200, Dallas, Texas 75201.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);
(ii)	JCP Asset Partnership VI, LP, a Texas limited partnership (“JCP Asset VI”);
(iii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership and JCP Asset VI;
(iv)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;
(v)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership, JCP Asset VI and a certain managed account (the “JCP Account”); and
(vi)	James C. Pappas, as the managing member of JCP Management and sole member of JCP Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 1177 West Loop South, Suite 1320, Houston, Texas 77027.

(c)       The principal business of JCP Partnership and JCP Asset VI is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership and JCP Asset VI. The principal business of JCP Holdings is serving as the general partner of JCP Partners. The principal business of JCP Management is serving as the investment manager of JCP Partnership, JCP Asset VI and the JCP Account. The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP No. 961765104

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       JCP Partnership, JCP Asset VI, JCP Partners, JCP Holdings and JCP Management are organized under the laws of the State of Texas. Mr. Pappas is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JCP Partnership and JCP Asset VI and held in the JCP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 342,064 Shares owned directly by JCP Partnership is approximately $5,650,575, including brokerage commissions. The aggregate purchase price of the 356,364 Shares owned directly by JCP Asset VI is approximately $5,886,798, including brokerage commissions. The aggregate purchase price of the 14,290 Shares held in the JCP Account is approximately $236,060, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons intend to engage in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding opportunities to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and to communicate with the Issuer’s management, Board and other interested parties about a broad range of operational and strategic matters, and may discuss a potential sale of the Issuer or certain of its businesses or assets, in which the Reporting Persons may participate, as a means of enhancing stockholder value. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers, service providers and financing sources, about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

9

CUSIP No. 961765104

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,431,167 Shares outstanding as of March 2, 2021, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 5, 2021.

A.	JCP Partnership
(a)	As of the date hereof, JCP Partnership beneficially owned 342,064 Shares.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 342,064
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 342,064
4. Shared power to dispose or direct the disposition: 0

B.	JCP Asset VI
(a)	As of the date hereof, JCP Asset VI beneficially owned 356,364 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 356,364
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 356,364
4. Shared power to dispose or direct the disposition: 0

C.	JCP Partners
(a)	JCP Partners, as the general partner of JCP Partnership and JCP Asset VI, may be deemed the beneficial owner of the (i) 342,064 Shares owned by JCP Partnership and (ii) 356,364 Shares owned by JCP Asset VI.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 698,428
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 698,428
4. Shared power to dispose or direct the disposition: 0

D.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 342,064 Shares owned by JCP Partnership and (ii) 356,364 Shares owned by JCP Asset VI.

Percentage: Approximately 8.3%

10

CUSIP No. 961765104

(b)	1. Sole power to vote or direct vote: 698,428
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 698,428
4. Shared power to dispose or direct the disposition: 0

E.	JCP Management
(a)

As of the date hereof, 14,290 Shares were held in the JCP Account. JCP Management, as the investment manager of JCP Partnership, JCP Asset VI and the JCP Account, may be deemed the beneficial owner of the (i) 342,064 Shares owned by JCP Partnership, (ii) 356,364 Shares owned by JCP Asset VI and (iii) 14,290 Shares held in the JCP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 712,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 712,718
4. Shared power to dispose or direct the disposition: 0

F.	Mr. Pappas
(a)

Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 342,064 Shares owned by JCP Partnership, (ii) 356,364 Shares owned by JCP Asset VI and (iii) 14,290 Shares held in the JCP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 712,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 712,718
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
11

CUSIP No. 961765104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 15, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated April 15, 2021.

12

CUSIP No. 961765104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2021

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Asset Partnership VI, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

13

CUSIP No. 961765104

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

JCP Investment Partnership, LP
10,681	16.8891	02/16/2021
2,728	16.9573	02/17/2021
7,840	16.8349	02/18/2021
4,016	16.9808	02/19/2021
16,781	16.8553	02/22/2021
5,910	16.7306	02/23/2021
2,626	16.9903	02/24/2021
3,387	16.9668	02/25/2021
5,218	17.3065	02/26/2021
6,913	17.5155	03/01/2021
6,894	17.4021	03/02/2021
2,276	17.4090	03/03/2021
9,571	17.8681	03/04/2021
336	17.9486	03/05/2021
3,592	17.8950	03/10/2021
3,219	18.4201	03/11/2021
23,996	18.4957	03/12/2021
11,998	18.1999	03/15/2021
77,260	15.8000	04/05/2021
8,397	16.0112	04/06/2021
11,689	16.0600	04/07/2021
21,592	16.7286	04/08/2021
16,793	17.5452	04/09/2021
11,520	17.5138	04/12/2021
4,798	17.0321	04/13/2021
6,669	16.4007	04/15/2021

CUSIP No. 961765104

JCP Asset Partnership VI, LP

11,119	16.8891	02/16/2021
2,840	16.9573	02/17/2021
8,163	16.8349	02/18/2021
4,182	16.9808	02/19/2021
17,473	16.8553	02/22/2021
6,154	16.7306	02/23/2021
2,735	16.9903	02/24/2021
3,527	16.9668	02/25/2021
5,434	17.3065	02/26/2021
7,200	17.5155	03/01/2021
7,180	17.4021	03/02/2021
2,371	17.4090	03/03/2021
9,970	17.8681	03/04/2021
350	17.9486	03/05/2021
3,742	17.8950	03/10/2021
3,355	18.4201	03/11/2021
25,000	18.4957	03/12/2021
12,500	18.1999	03/15/2021
80,500	15.8000	04/05/2021
8,750	16.0112	04/06/2021
12,181	16.0600	04/07/2021
22,500	16.7286	04/08/2021
17,500	17.5452	04/09/2021
12,006	17.5138	04/12/2021
5,000	17.0321	04/13/2021
6,950	16.4007	04/15/2021

JCP Investment Management, LLC
(Through the JCP Account)

438	16.8891	02/16/2021
111	16.9573	02/17/2021
323	16.8349	02/18/2021
166	16.9808	02/19/2021
692	16.8553	02/22/2021
244	16.7306	02/23/2021
109	16.9903	02/24/2021
140	16.9668	02/25/2021
216	17.3065	02/26/2021
286	17.5155	03/01/2021
286	17.4021	03/02/2021
94	17.4090	03/03/2021
398	17.8681	03/04/2021
14	17.9486	03/05/2021
150	17.8950	03/10/2021
135	18.4201	03/11/2021
1,004	18.4957	03/12/2021
502	18.1999	03/15/2021
3,240	15.8000	04/05/2021
353	16.0112	04/06/2021
491	16.0600	04/07/2021
908	16.7286	04/08/2021
707	17.5452	04/09/2021
485	17.5138	04/12/2021
202	17.0321	04/13/2021
281	16.4007	04/15/2021